ATNA RESOURCES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006

The unaudited consolidated financial statements, and accompanying notes to the financial statements, for the period ended June 30, 2006, have not been reviewed by the Company’s auditors.

Suite 510, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3A8
Telephone: 604.684.2285 Facsimile: 604.684.8887 Toll Free: 1.800.789.ATNA email: atna@atna.com www.atna.com

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ATNA RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)
	June 30,	December 31,
	2006	2005
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$6,269,258	$10,201,409
Investments	7,405,640	5,623,470
Marketable securities (Note 3)	332,000	493,405
Accounts receivable	106,408	99,418
Prepaid expenses	35,229	59,968

	14,148,535	16,477,670

DEPOSITS FOR RECLAMATION (Note 4)	584,177	527,758

MINERAL PROPERTIES (Note 5)	18,277,168	16,652,809

BUILDING AND EQUIPMENT	860,706	87,964

	$33,870,586	$33,746,201

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$327,464	$1,479,305

ASSET RETIREMENT OBLIGATION (Note 4)	247,000	247,000

	574,464	1,726,305

SHARE CAPITAL (Note 6)	60,647,851	51,286,111

SPECIAL WARRANTS	-	8,736,833

CONTRIBUTED SURPLUS (Note 6(g))	1,601,472	860,566

DEFICIT	(28,953,201)	(28,863,614)

	33,296,122	32,019,896

	$33,870,586	$33,746,201

NATURE OF OPERATIONS (Note 1)
COMMITMENTS (Note 10)

SUBSEQUENT EVENTS (Note 11)

ON BEHALF OF THE BOARD:

“William J. Coulter”  “David H. Watkins”
William J. Coulter, Director David H. Watkins, Director

See accompanying notes to the financial statements

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ATNA RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in Canadian dollars) (Unaudited)

	Three Months Ended		Six Months Ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

EXPENSES
Investor relations	$63,670	$112,692	$146,928	$239,547
Wages and benefits	76,800	77,940	324,293	85,829
Consultants fees	18,110	-	23,560	17,500
Office and miscellaneous	39,315	51,908	78,678	109,555
Stock-based compensation expense	248,043	8,700	776,638	19,055
Legal and audit	63,838	18,555	110,270	30,659
Exploration and business development	67,813	31,607	80,734	47,321
Rent and services	23,145	14,872	40,666	33,421
Insurance	11,524	11,870	24,199	23,741
Listing and transfer agent fees	16,907	9,850	57,621	32,691
Amortization	46,211	5,907	51,313	13,799

	(675,376)	(343,901)	(1,714,900)	(653,118)

OTHER INCOME (EXPENSES)
Investment and miscellaneous income	128,113	46,353	262,804	106,245
Foreign exchange gain (loss)	(39,086)	-	(60,444)	-
Loss on disposal of equipment	-	-	-	(1,207)
Gain on sale of marketable securities	31,598	-	1,684,206	308,000
Write down of marketable securities	(125,238)	(65,255)	(125,238)	(108,505)
Resource properties written-off (Note 5)	-	-	(136,015)	-

LOSS FOR THE PERIOD	(679,989)	(362,803)	(89,587)	(348,585)

DEFICIT, BEGINNING OF PERIOD	(28,273,212)	(27,345,558)	(28,863,614)	(27,359,776)

DEFICIT, END OF PERIOD	$(28,953,201)	$(27,708,361)	$(28,953,201)	$(27,708,361)

BASIC AND DILUTED LOSS PER SHARE	$(0.01)	$(0.01)	$(0.01)	$(0.01)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	63,694,901	40,781,453	62,248,996	40,354,393

See accompanying notes to the financial statements

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ATNA RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars) (Unaudited
	Three Months Ended		Six Months Ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

CASH PROVIDED BY (USED FOR):

OPERATING ACTIVITIES
Loss for the period	$(679,989)	$(362,803)	$(89,587)	$(348,585)
Less: non-cash items
Amortization	46,211	5,907	51,313	13,799
Marketable securities written-down	125,238	65,255	125,238	108,505
Gain on sales of marketable securities	(31,598)	-	(1,684,206)	(308,000)
Resource properties written-off	-	-	136,015	-
Loss on disposition of asset	-	-	-	1,207
Stock-based compensation expense	248,043	8,700	776,638	19,055

	(292,095)	(282,941)	(684,589)	(514,019)
Net change in non-cash working capital items
Investments	3,289,000	-	(1,782,170)	-
Accounts receivable	12,993	(2,254)	(6,990)	9,053
Accounts payable	(612,625)	947,959	(1,151,841)	363,224
Prepaid expenses	13,566	(17,196)	24,739	(21,717)

	2,410,839	645,568	(3,600,851)	(163,459)

FINANCING ACTIVITIES
Shares issued for cash, net of issue costs	426,301	587,396	1,365,813	795,956

	426,301	587,396	1,365,813	795,956

INVESTING ACTIVITIES
Acquisition of resource properties	-	-	(12,647)	-
Exploration and development, net	(1,168,633)	(1,893,278)	(1,775,898)	(2,815,836)
Option payment received	28,171	-	28,171	-
Reclamation bond	(56,419)	273	(56,419)	(2,636)
Purchase of equipment	(5,749)	(56,602)	(824,055)	(57,974)
Exercise of warrants	-	-	(1,692,484)	-
Proceeds from disposal of marketable securities	353,957	-	2,636,219	1,032,500

	(848,673)	(1,949,607)	(1,697,113)	(1,843,946)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,988,467	(716,643)	(3,932,151)	(1,211,449)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	4,280,791	6,102,649	10,201,409	6,597,455

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$6,269,258	$5,386,006	$6,269,258	$5,386,006

Supplemental disclosure with respect to cash flows (Note 7)

See accompanying notes to the financial statements

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1. NATURE OF OPERATIONS

The Company is incorporated in British Columbia and involved in the acquisition of resource properties that are considered sites of potential economic mineralization, and is currently engaged in the exploration of these properties. Certain of the Company’s properties contain defined mineral resources that cannot be considered economic until a commercial feasibility study is carried out. The ability of the Company to realize the costs it has incurred to date on these properties is dependent upon it being able to develop a commercial ore body, to finance the required exploration and development costs and to acquire environmental, regulatory, and other such permits as may be required for the successful development of the property.

2.	SIGNIFICANT ACCOUNTING POLICIES
(a) Basis of Presentation

The accompanying interim consolidated financial statements for the interim periods ended June 30, 2006 and 2005, are prepared in accordance with accounting principles generally accepted in Canada and are unaudited, but in the opinion of management reflect all adjustments (generally consisting of normal recurring accruals) necessary for the fair presentation of the Company’s financial position, operations and cash flows for the periods presented. These interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements, including the notes thereto, as at and for the years ended December 31, 2005 and 2004.

(b) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. MARKETABLE SECURITIES

At June 30, 2006, the Company held marketable securities with a carrying amount of $332,000 and a quoted market value of $624,332.

4.	DEPOSITS FOR RECLAMATION

The Company has posted environmental reclamation bonds in the amount of $527,758 (US$452,000) (2004 - Cdn$6,950) with the Division of Environmental Protection, State of Nevada and the United States Department of the Interior to cover the estimated closure and reclamation costs of the Pinson Property.

In May 2006, the Company posted environmental reclamation bonds in the amount of $56,419 (US$50,600) with the United States Department of Agriculture, Forest Service to cover reclamation costs on the Jarbidge Properties in Nevada.

At June 30, 2006 the Company has recorded $247,000 as an estimated asset retirement relating to the current amount of reclamation required based on exploration and development conducted to date at the Pinson property.

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ATNA RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2006
(unaudited)

5. MINERAL PROPERTIES
During the six months ending June 30, 2006, the Company incurred expenditures on its mineral properties as follows:

	Pinson	Jarbidge	Beowawe	Clover	US		Canada/
	NV	NV	NV	NV	Other	Chile	Yukon	Total
Balance at
December 31, 2005	$14,330,403	$ 721,876	$ 238,535	$ 73,973	$ 730,686	$ 47,476	$ 509,860	$16,652,809
Additions during the period:
Acquisition	-	-	-	-	12,647	-	-	12,647

Property and Development	78,848	30,411	18,698	599	1,594	-	5,930	136,080
Drilling	-	7,178	-	-	-	-	-	7,178
Permitting	-	1,393	-	-	-	-	-	1,393
Geology	2,139	40,892	368	1,304	16,804	80	-	61,587
Resource Estimation	232,600		-	-	-	-	-	232,600
Drilling Support	535,939	-	-	-	-	-	-	535,939
Surface Drilling	449,674	-	-	-	-	-	-	449,674
Surface Infrastructure	113,475	-	-	-	-	-	-	113,475
Production Setup	310,297	-	-	-	-	-	-	310,297
Dewatering	61,066	-	-	-	-	-	-	61,066
Admin/Indirect Costs	748,822	2,480	-	-	-	-	-	751,302
	2,532,860	82,355	19,066	1,903	18,398	80	5,930	2,660,591
Additions during period	2,532,860	82,355	19,066	1,903	31,045	80	5,930	2,673,238

Cost Recoveries	(222)	-	(68,866)	-	-	-	-	(69,088)
Option Payments	-	-	-	-	-	(28,171)	-	(28,171)
Building and Equipment	(815,605)	-	-	-	-	-	-	(815,605)
Write-Offs	-	-	-	-	(136,015)	-	-	(136,015)

Balance at June 30, 2006	16,047,436	804,231	188,734	75,876	625,716	19,385	515,790	18,277,168

(a) United States

(i) Pinson Property, Nevada

The Company entered into an Exploration Agreement (“the agreement”), effective August 12, 2004, with Pinson Mining Company (“PMC”), a controlled subsidiary of Barrick Gold Corporation. Pursuant to the terms of the agreement, the Company completed obligations to earn a 70% interest in the Pinson Mine Property, Humboldt County, Nevada, and provided notice of its earn-in to PMC in January 2006.

On April 6, 2006, PMC informed the Company of its intention to exercise it’s right to back-in the Pinson project. Under the terms of the agreement, PMC must spend US$30 million within three years on further exploration and development of the property, if it is to back-in to a 70% interest in the property. Thereafter, a 70% PMC/30% Atna joint venture would be formed. Atna will retain its present 70% interest and become operator if PMC fails to make the expenditure within the 3 year period.

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ATNA RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2006
(unaudited)

5. MINERAL PROPERTIES (Continued)

(a) United States (Continued)

(i) Pinson Property, Nevada (Continued)

The property is subject to net smelter return (“NSR”) royalties varying from 3.5% to 7.5% on various claim groups within the property.

(ii) Triple Junction and Dixie Fork Properties, Nevada

The Company acquired a 100% interest, subject to a 3% NSR royalty (uncapped), in the 36 ‘Triple Junction’ lode claims and the 31 ‘Dixie Fork’ lode claims located in Elko county, Nevada, by paying US$35,000 in cash and issuing 100,000 common shares.

In an agreement dated September 7, 2004, the Company granted an option to Sage Gold Inc. (“Sage”) to earn up to a 70% interest in the Company’s Triple Junction/Dixie Fork gold project. Sage may earn a 55% interest in the properties by drilling 10,000 feet before November 2007, and may then elect to form a joint venture with the Company, or to increase its interest to 70% before forming a joint venture, by funding and completing a bankable feasibility study.

(iii) Beowawe Properties, Nevada

During 2002, the Company obtained an option to acquire a 100% interest, subject to a 3% royalty on gold revenue less US$15 per realized ounce, in the 95 Beowawe lode claims located at the north end of the Carlin Gold District in Nevada. To exercise the option, the Company has to pay to the optionor an aggregate of US$80,000 (paid) in cash, allot and issue to the optionor up to 150,000 common shares in three separate tranches of 50,000 shares each (100,000 shares issued), and carry out a combined minimum 20,000 feet of exploratory drilling (7,140 feet drilled) on the Golden Cloud and/or Beowawe properties prior to November 6, 2005. In consideration of a payment of US$50,000, the remaining required drilling has been reduced to 6,000 feet on or before November 6, 2006. Following exercise of the option, the Company will have to make annual advance royalty payments of US$50,000 and US$75,000, respectively, for the first two years and US$100,000 each subsequent year until the commencement of commercial production. A finder’s fee is payable to a third party, equal to 5% of the first US$500,000 expenditures and payments made by the Company during the first two years of the agreement, and 3% of all expenditures and payments that are in excess of US$500,000 during the first two years of the agreement. The finder’s fee is capped at US$500,000.

In an agreement dated March 26, 2003, the Company obtained an option to acquire a 100% interest in 40 acres of fee land adjacent to the main Beowawe claim group, subject to a 3% royalty on gold revenue which can be purchased for US$250,000 or 700 ounces of gold, whichever is greater, per percentage point. To exercise the option, the Company has to pay to the Optionor an aggregate of US$42,500 (US$42,500 paid) in cash prior to December 1, 2006 and an annual minimum royalty of US$5,000 thereafter.

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ATNA RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2006
(unaudited)

5. MINERAL PROPERTIES (Continued)

(a) United States (Continued)

(iii) Beowawe Properties, Nevada (Continued)

In a separate agreement dated June 5, 2003, the Company obtained an exclusive lease and option to acquire a 100% interest in an additional 40 acres of fee land adjacent to the main Beowawe claim group, subject to a 1% NSR royalty. The lease agreement requires the Company to pay advance royalties of US$500 (paid) on signing the agreement, US$1,000 (paid) prior to June 2004 and US$2,000 each subsequent year until the commencement of commercial production. The Company has the right to buy a 100% interest in the property, including surface and mineral rights, at any time for US$250,000.

Pursuant to an agreement dated September 21, 2005, the Company granted an option to Apolo Gold and Energy Inc. (“Apolo”) to acquire a 55% interest in the properties by completing the following:

-	Issuance to the Company of 100,000 common shares of Apolo on execution of the agreement (received);
-	Issuance to the Company of 50,000 common shares or payment of US$50,000 of Apolo on the first anniversary of the agreement (US$50,000 received);
-	Incurring exploration expenditures on the property of US$1,700,000 over a four year period.

(iv) Clover Property, Nevada

In an agreement dated March 11, 2003, the Company obtained an option to acquire a 100% interest in 22 claims known as the Clover property, subject to a 3% NSR royalty, which can be purchased for US$1,000,000 per percentage point. Terms of the agreement include cumulative total payments to the vendor of US$305,000 (US$80,000 paid) prior to March 11, 2010. The Clover property is subject to a Finder’s Agreement dated February 10, 2003, amended April 22, 2003, whereby the Company agreed to pay a finder’s fee of US$5,000 (paid) upon execution of the acquisition agreement, and US$10,000 (paid) and US$20,000, respectively, for the first two years after the agreement and US$30,000 on each subsequent anniversary until the commencement of commercial production (US$20,000 paid). The Finder’s fee is capped at a maximum of US$500,000.

The Company granted certain options on the Clover property and received US$50,000 in option payments; these options were terminated subsequent to the year end.

On June 19, 2006, the Company signed a Letter of Intent with Meridian Gold Incorporated (“Meridian”) whereby Meridian can earn a 51% working interest in the Clover property by making a cash payment of US$135,000 (US$60,000 paid) and exploration expenditures of US$300,000 in the first year; and paying an additional US$500,000 and incurring exploration expenditures of US$3,000,000 over a three year period. Meridian can earn an additional 19% working interest by completing a bankable prefeasibility study on the property.

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ATNA RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2006
(unaudited)

5. MINERAL PROPERTIES (Continued)

(a) United States (Continued)

(v) Jarbidge Properties, Nevada

By an agreement dated December 5, 2003 the Company obtained an option to acquire a 100% interest in the 264 Jarbidge unpatented mining claims located in Elko County, Nevada by paying a total of US$600,000 (US$35,000 paid) to the optionor by December 5, 2009 and incurring aggregate exploration expenditures of US$300,000 in stages by December 5, 2006. The property is subject to NSR royalties ranging from 1.5 to 2.5%.

On December 15, 2004, the Company signed a separate lease agreement and option to acquire 10 unpatented mining claims, subject to a 2.5% production royalty, adjacent to the Jarbidge claims. The Company must make lease payments totalling US$19,800 in stages to December 14, 2007 (US $4,200 paid) and annual payments of US$9,000 each year thereafter. The Company may purchase the property and the production royalty at any time for US$375,000.

In an agreement dated February 4, 2005, the Company obtained a mining lease with an option for the partial purchase of a royalty on eight (8) patented mining claims adjacent to the main Jarbidge claim group, subject to a 5% production royalty. Fifty percent (50%) of the production royalty may be purchased for US$2 million. The lease requires annual payments to the lessor by the Company totalling US$117,500 over the first eight (8) years of the agreement (an initial payment of US$5,000 was paid upon signing on February 4, 2005 and US$5,000 was paid during 2005). Thereafter, an annual minimum royalty of US$25,000 is payable on or before the anniversary date of the agreement.

In an agreement dated February 4, 2005, the Company obtained an option to acquire a 100% interest in six unpatented federal lode claims adjacent to the main Jarbidge claim group, subject to a 1.5% to 3.0% production royalty which varies with the price of gold sold. To exercise the option, the Company will pay to the Optionor an aggregate of US$19,500 during the first four years of the agreement (US $1,500 was paid upon signing on February 4, 2005). Thereafter, an annual advance royalty payment of US$6,000 is due on or before the anniversary date of the agreement until a total of US$500,000 is received by the owner.

(vi) Searchlight Property, Nevada

In an agreement dated January 17, 2004, the Company purchased a 100% interest on the Searchlight property by the issuance of 30,000 common shares.

(vii) Lone Pine Property, Arizona

The Company purchased a 100% interest in the three patented claims, subject to a 2% NSR royalty granted as a finder’s fee (capped at US$2,000,000), comprising the Lone Pine property by making a cash payment of US$100,000.

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ATNA RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2006
(unaudited)

5. MINERAL PROPERTIES (Continued)

(b) Canada

(i) Wolf Property, Yukon

The Company holds a 65.6% interest in 18 mineral claims.

(ii) Marg Property, Yukon

In November 1999, the Company paid $250,000 to purchase a 2/3 interest in the Marg property. Cameco Corporation owned the remaining 1/3 interest. In 2004, the Company purchased Cameco’s stake in the Marg joint venture by making a cash payment of $80,000.

On November 25, 2004, the Company entered into an option agreement with another party whereby that party can earn a 100% interest in the Marg Property by making annual cash payments up to a total of $600,000 ($200,000 received) and issuing 400,000 common shares (266,666 shares received) to the Company on or before December 8, 2007.

(iii) Ecstall Property, British Columbia

The Company has a 100% interest in 23 Crown Granted Mineral claims (21 claims with mining rights and two claims with surface rights), subject to a 3% (reducible to 2.5%) NSR royalty.

(iv) White Bull Property, British Columbia

The Company holds a 100% interest in 24 mineral claim units.

(c) Chile

(i) Celeste Property

The Company holds a 100% interest in the Celeste property, subject to a 2% NSR royalty. A land-use fee of US$50 per hectare of surface, payable if the land is used for waste dump, fill leaching or ancillary mining facilities, also applies.

The Company negotiated a 20 year lease agreement with Compan࿣ia Cielo Azul Limitada (“Cielo Azul”) for the Celeste property allowing Cielo Azul to explore and develop the property. The agreement requires annual lease payments starting at US$10,000 and escalating over 3 years to US$50,000 annually. A 2.5% net smelter royalty and additional annual payments of US$50,000 will be made if the property is placed into commercial production or if the surface is used for the adjoining mining operation.

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ATNA RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2006
(unaudited)

6. SHARE CAPITAL

(a) Authorized:

Authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares.

(b) Issued

	No. of Shares	Amount

Balance as at December 31, 2005	55,429,067	$51,286,111

Issued for cash
Private placement, net of issue costs (Note 6 (c)	7,450,000	8,730,587
Exercise of warrants	492,771	451,795
Exercise of options, for cash	520,000	143,625

Issued for other consideration
Exercise of options, for stock-based compensation	-	35,733
Balance as at June 30, 2006	63,891,838	$60,647,851

(c) Private Placements

On February 2, 2006, the Company completed a special warrant brokered private placement for the issuance of 7,450,000 common shares at a price of $1.35 per share for gross proceeds of $10,057,500. The agents received a 6.5% cash commission of $653,737 and 521,000 agents’ warrants to acquire 521,000 shares of the Company at a price of $1.55 per share until December 16, 2006. The Company incurred cash share issuance costs in the amount of $67,643 in connection with the private placement and recorded the fair value, as determined by the Black-Scholes Option Pricing Model, of the agents warrants at $605,532.

(d) Stock Options

Stock options to purchase common shares have been granted to directors, employees and consultants of the Company at exercise prices determined with reference to the market value on the date of the grant. Under the Company’s Stock Option Plan, approved by the shareholders on April 20, 2006, the Company may grant stock options for the purchase of up to 6,355,864 common shares. Vesting of stock options is made at the discretion of the Board of Directors at the time the options are granted. At June 30, 2006, the Company had stock options outstanding for the purchase of 2,465,000 common shares, with an average remaining contractual life of 1.80 years, of which 2,007,500 stock options were exercisable at June 30, 2006.

		Weighted Average
	Options	Exercise Price

Outstanding at December 31, 2005	2,145,000	$0.52

Exercised	(520,000)	0.28
Cancelled	(50,000)	2.01
Granted	890,000	2.01

Outstanding at June 30, 2006	2,465,000	$1.07

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ATNA RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2006
(unaudited)

6. SHARE CAPITAL (Continued)

(d) Stock-Options (Continued)

The following summarizes the stock options outstanding at June 30, 2006:

Number of Shares	Exercise Price	Expiry Date
350,000	0.500	January 9, 2007
275,000	0.325	April 20, 2007
200,000	0.590	February 8, 2008
775,000	0.700	April 18, 2008
25,000	0.700	May 31, 2008
840,000	2.01	January 30, 2009

2,465,000

(e) Stock-Based Compensation

During the period ended June 30, 2006, the Company granted stock options to acquire up to an aggregate of 890,000 (2005 - 250,000) common shares at an exercise price of $2.01 (2005 - $0.59) per share.

During the period ended June 30, 2006, the Company recorded a stock-based compensation expense of $776,638 based on the fair value of options vested during the period. The stock-based compensation expense was calculated using the Black-Scholes Option Pricing Model.

The fair value of stock options used to calculate compensation expense and the fair value of agents’ warrants is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions at June 30, 2006:

	2006	2005

Risk-free interest rate	2.43%	2.28%
Expected dividend yield	-	-
Expected stock price volatility	50% to 66%	50% to 65%
Expected option life in years	1 to 3	1 to 3

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

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ATNA RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2006
(unaudited)

6. SHARE CAPITAL (Continued)

(f) Warrants

At June 30, 2006, the Company had outstanding warrants to purchase an aggregate of 454,729 common shares as follows:

Exercise	Expiry	Outstanding				Outstanding
Price	Date	December 31, 2005	Issued	Exercised	Expired	June 30, 2006
$0.800	Aug 03, 2006	426,000	-	416,000	-	10,000
$1.550	Dec 16, 2006	521,500	-	76,771	-	444,729

		947,500	-	492,771	-	457,729

(g) Contributed Surplus

Amounts
Balance as at December 31,2005	$860,566
Stock-based compensation expense	776,638
Exercise of stock options	(35,732)
Balance as at June 30, 2006	$1,601,472

7. SUPPLEMENTARY CASH FLOW DISCLOSURES

Supplementary disclosure of non-cash financing activities:

	2006	2005

Other cash flow information

Interest received	$252,474	$106,245

8.	RELATED PARTY TRANSACTIONS

There were no related party transactions in 2006 or 2005.

9. SEGMENTED INFORMATION

The Company’s principal operating segment is in the mineral exploration industry with assets by geographical segment as follows:

2006
Canada	$14,241,630
Chile	19,385
United States	19,609,571
$33,870,586

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ATNA RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2006
(unaudited)

10. COMMITMENT

The Company has a lease commitment for its office premises which expires June 30, 2010. The cost of the entire premises is shared amongst several companies in proportion to the area occupied. The Company’s proportionate share of annual rental payments under this arrangement is approximately $64,000.

11. SUBSEQUENT EVENTS

In addition to items disclosed elsewhere in these notes, the following occurred during the period subsequent to June 30, 2006:

(a) The Company issued 10,000 common shares for proceeds of $8,000 pursuant to the exercise of warrants.

(b)	The Company granted stock options to an employee to acquire up to an aggregate of 25,000 common shares at an exercise price of $1.28 per share exercisable for three years.

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ATNA RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2006
(unaudited)

Description of Business

Atna Resources Ltd. (Atna or the Company) is engaged in the exploration and development of gold properties primarily in the United States. The Company also has properties in Canada and Chile. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Nova Scotia and trades on the TSX Exchange under the symbol “ATN”. The following discussion and analysis of the financial position and results of operations for the Company should be read in conjunction with the interim consolidated financial statements and the notes thereto for the six months ended June 30, 2006, which have been prepared in accordance with Canadian generally accepting accounting principles.

Additional information relating to the Company, including audited financial statements and the notes thereto for the years ended December 31, 2005 and 2004, can be viewed on SEDAR at www.sedar.com.

Summary or Recent Exploration Activities

Highlights

•	New gold mineralization intersected by drilling in CX West zone at Pinson
•	Positive results from test mining on Pinson
•	Jarbidge project receives US Forest Service permits to drill
•	Clover project farmed out to Meridian Gold

Pinson Property, Nevada

Pinson Mining Company (PMC) informed the Company on April 6, 2006 of its intention to exercise its right to back-in to the Pinson project. Under the terms of the agreement, PMC must spend US$30 million within three years on further exploration and development of the property if it is to back-in to a 70% interest in the property. Thereafter, a 70% PMC/30% Atna joint venture would be formed. Atna will retain its present 70% interest if PMC fails to make the expenditure within the 3 year period. Atna curtailed its program on the property and handed over operatorship to PMC immediately after receiving the back-in notice. PMC has advised Atna that it is preparing plans for the property. However, all activity has been stopped at the site and the property has been put on care and maintenance for the time being.

Atna continued to receive excellent results from work carried out prior to PMC exercising its back-in right:

1)
The last six holes drilled discovered a new zone of mineralization named CX West between the Range Front and Ogee zones. The two best holes intersected 28 feet grading 0.399 ounces of gold per ton (CXW-6) and 35 feet grading 0.28 ounces per ton (CXW-5). The new zone indicates potential to continue increasing the size of the mineralized zones and the mineral resources.

2)
Test mining, bulk sampling, and rock mechanics studies indicated that ground conditions may be amenable to open stope mining methods in the Ogee zone. This would potentially reduce cash costs significantly, compared to drift and fill methods assumed in earlier work, within the Ogee portion of the resource.

PMC has rigorous reporting requirements. The Company will continue to monitor progress closely.

Jarbidge Property, Nevada

During the quarter, the US Forest Service approved the permits to drill at the Jarbidge Property, Elko County, Nevada. The Company has posted the required reclamation bonding for the program allowing it to drill up to 33 drill sites with multiple drill holes at each site. The initial program will total 6,000 to 7,000 feet of diamond drilling. Drilling, which is planned to start in August, will be focused on the evaluation of the main district where initial surface sampling and mapping have identified numerous drill targets.

The project is centered on the historic gold district of Jarbidge where over 350,000 ounces of gold and 1.2 million ounces of silver were produced prior to 1937. Atna’s mapping, sampling and historic data compilation has identified over 55,000 linear feet of veins and/or altered fault zones representing drill target areas. Surface samples from the Pick and Shovel area have returned gold assays up to 1,000 g/t gold and 1,205 g/t silver from select samples of quart-adularia veining. Other areas targeted for initial drill testing include the Bluster Mine area (surface sampling returned up to 13.6 g/t gold) and the Buckeye Mine (surface samples up to 41.3 g/t gold and 73.1 g/t silver).

Clover, Nevada

On June 19, 2006, the Company signed a Letter of Intent with Meridian Gold Incorporated (Meridian) whereby Meridian can earn a 51% joint venture interest in the Clover property by making a committed cash payment of US$135,000 (US$60,000 paid) and exploration expenditures of US$300,000 in the first year, and paying an additional US$500,000 and incurring exploration expenditures of US$3,000,000 over the following three year period. Meridian can earn an additional 19% interest in the property by completing a bankable pre-feasibility study on the property within 30 months of the initial earn-in.

The Clover prospect is a low-sulphidation, vein-hosted, epithermal gold prospect located in Nevada’s Midas mining district within the prospective Northern Nevada Rift. Clover’s geologic setting is similar to Newmont Mining’s Ken Snyder (Midas) mine (1999 published reserves of 2.8 M tons averaging 34.7 g/t Au, 399 g/t Ag). Clover has several targets that require follow-up work including a geophysical anomaly in the Jake Creek structural corridor near the occurrence of high-grade (30.9 g/t) gold bearing float and at the south end of the property, high-grade gold intersections from previous drilling (25.3 g/t over 9.7m, 7.9 g/t over 7.6m, and 10 g/t over 3m).

Results of Operations

Second Quarter 2006

During the second quarter 2006, the Company discontinued its operation of the Pinson project as a result of PMC’s back-in decision, focusing its exploration efforts primarily on the Jarbidge and Searchlight projects, Nevada. During this period, exploration expenditures of $1,286,831 were incurred, of which $1,162,677 were attributed to the Pinson Project. During second quarter 2005, exploration expenditures of $1,733,271 were incurred, of which $1,768,318 were attributed to the Pinson Project.

During the second quarter 2006, a loss of $679,989 was incurred as compared to a loss of $362,803 during the second quarter 2005. The most significant component of operating expenses during the second quarter 2006 was $248,043 for stock-based compensation expense, a non-cash item.

During the second quarter 2006, proceeds in the amount of $353,957 were received through the sale of marketable securities, $111,445 through the exercise of warrants, $68,000 through the exercise of stock options, and $128,113 through interest and miscellaneous income. During the second quarter 2005, proceeds in the amount of $42,447 were received through the exercise of warrants, $44,950 through the exercise of stock options and $46,353 through interest income. The increase in interest income during the second quarter 2006 was due to having a greater amount of funds on deposit and the investment of a certain portion of the funds in long term financial instruments.

Six Months 2006

For the six months ended June 30, 2006, acquisition and exploration expenditures of $2,673,238 (2005 - $2,621,483) were incurred, of which $2,532,860 (2005 - $2,556,744) were attributed to the Pinson project. The Company recovered costs $69,088 (2005 - $7,671) on the Beowawe and Pinson projects, received option payments of $28,171 (2005 - $20,000) on the Celeste project, booked $815,605 (2005 - Nil) to buildings and equipment on the Pinson project, and incurred a write-off of $136,015 (2005 - Nil) on the Sno project.

General and administrative expenses of $1,714,900 (2005 - $653,118) represented an increase of $1,061,782 over the previous period. The most significant components of the increase were: (i) $776,638 (2005 - $19.055) for stock-based compensation expense, a non-cash item; (ii) wages and benefits of $324,293 (2005 - $85,829) as a result of hiring an additional full-time employee, an increase in salaries, the granting of bonuses to management and employees, and a change in the allocations in reporting salaries and wages from the previous period; and (iii) legal and audit costs of $110,270 (2005 - $48,226) associated with corporate governance requirements and for services rendered on the Pinson and Wolverine projects and general corporate matters.

The gain on sale of marketable securities of $1,684,206 (2005 - $308,000) represented an increase of $1,376,206 over the previous period. The increase was as a result of the gain on sale of Yukon Zinc Corp., Pacifica Resources Corp. and Silver Quest Resources shares during the current period. Interest income of $262,804 (2005 - $106,245) represented an increase of $156,559 over the previous period which was as a result of having a greater amount of funds on deposit and the investment of a certain portion of the funds in longer term financial instruments.

Summary of Quarterly Results

The following are the results for the eight most recent quarters, commencing with last quarter for the six months ending on June 30, 2006:

Three months ended	Jun-06	Mar-06	Dec-05	Sep-05
Total Revenues	Nil	Nil	Nil	Nil
General and administrative expenses	1,714,900	1,039,524	523,513	361,123
Loss (gain) for the period	89,587	(590,402)	597,066	229,749
Basic and diluted loss per share	0.01	0.01	0.03	0.01
Total assets	33,870,586	34,736,899	33,746,201	22,098,941
Exploration expenditures	2,673,238	1,180,399	4,473,231	4,837,487
Three months ended	Jun-05	Mar-05	Dec-04	Sep-04
Revenues	Nil	Nil	Nil	Nil
General and administrative expenses	653,118	309,217	342,188	232,024
Loss for the period	348,585	14,218	2,245,620	395,544
Basic and diluted loss per share	0.01	0.01	0.15	0.07
Total assets	15,087,814	13,906,562	14,258,164	11,795,334
Exploration expenditures	2,621,483	922,558	2,118,430	1,009,437

Quarterly results can vary significantly depending on whether the Company realizes any gain or loss on sale of its investments, abandons or writes down properties, incurs gains or losses on foreign exchange, or grants stock options. See “Results of Operations”.

Liquidity and Capital Resources

At June 30, 2006 the Company had cash, cash equivalents and investments totaling $13,674,898 (2005 - $5,386,006) and working capital of $13,821,071 (2005 - $5,984,647). The Company’s exploration expenditures for the year will be reduced as a result of the decision by PMC to back-in on Pinson project. Therefore, the Company considers its existing working capital to be sufficient to fund property maintenance, administrative overhead and exploration expenditures.

The Company has financed its operations and capital expenditures through the sale of its equity securities and from the proceeds of the sale of marketable securities. The Company expects to obtain financing in the future primarily through equity financing. There can be no assurance that the Company will succeed in obtaining additional financing, now or in the future. Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and eventually to forfeit or sell its interests in its properties. However, the Company has been successful to date in arranging financing and management is of the opinion that it will continue to do so.

Related Party Transactions

During the quarter, the Company had no related party transactions.

Financing and Investing Activities

During the period, 7,450,000 special warrants, which were issued in December 2005 for net proceeds of $8,730,587, were converted to 7,450,000 common shares pursuant to acceptance of the Company’s prospectus by regulatory authorities. The Company received proceeds in the amount of $451,795 pursuant to the exercise of 492,771 share purchase warrants and $143,625 pursuant to the exercise of 520,000 stock options. The Company also received $1,684,206 from the sale of marketable securities.

The Company incurred acquisition and exploration expenditures of $2,673,238 (2005 - $2,621,483) of which $2,532,860 were attributed to the Pinson project.

Financial Instruments

The fair value of the Company’s cash, accounts receivable and accounts payable is estimated to approximate their carrying values. It is management’s opinion that the Company is not exposed to significant interest, currency, or credit risk arising from these financial statements.

Outstanding Share Data

	No. of Shares	Exercise Price	Expiry Date
Issued & Outstanding shares at June 30, 2006	63,891,838	n/a	n/a
Issued after June 30, 2006	10,000	$0.80	n/a
Employees Stock Options	2,490,000	$0.325 - $2.01	Jan 9/07 - Jul 7/09
Warrants	444,729	$1.55	Dec 16/06
Fully diluted at August 8, 2006	66,836,567	n/a	n/a

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures for the Company. Based on an evaluation of the Company’s disclosure controls and procedures as of the end of the period covered by this MD&A, management believes such controls and procedures are effective in providing reasonable assurance that material items requiring disclosure are identified and reported in a timely manner.

Corporate Governance

Management of the Company is responsible for the preparation and presentation of the annual financial statements and notes thereto, MD&A and other information contained in this annual report. Additionally, it is Management’s responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

The Company’s management is held accountable to the Board of Directors (“Directors”), each member of which is elected annually on a three-year rotation by the shareholders of the Company. The Directors are responsible for reviewing and approving the annual audited financial statements and MD&A. Responsibility for the review and approval of the Company’s quarterly unaudited interim financial statements and MD&A is delegated by the Directors to the Audit Committee, which is comprised of four directors, all of whom are independent of management. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company’s auditors.
The auditors are appointed annually by the shareholders to conduct an audit of the financial statements in accordance with generally accepted auditing standards. The external auditors have complete access to the Audit Committee to discuss the audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

Forward-Looking Statements

This Interim Management Discussion and Analysis (“MD&A”) is an update of the Company’s MD&A for the year ended December 31, 2005. Certain statements contained in the following MD&A constitute forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially form those implied by the forward-looking statements. Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of August 8, 2006 (the “Report Date”), and readers are advised to consider such forward-looking statements in light of the risks set out below.

Risks and Uncertainties

The Company’s principal activity is mineral exploration and development. Companies in this industry are subject to many and varied kinds of risks, including but not limited to, environmental, commodity prices, political and economic.

The junior resource market, where the Company raises its funds, is volatile and there is no guarantee that the Company will be able to raise funds as it requires them. However, the Company has been successful to date in arranging financing and management is of the opinion that it will continue to do so.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, there is no guarantee that the property will not be subject to title disputes or undetected defects.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to reclamation, discharge of hazardous material and other matters. The Company conducts its exploration activities in compliance with applicable environmental protection legislation and is not aware of any existing environmental problems related to its properties that may cause material liability to the Company.

Outlook

The Company has completed handing over operating control of the Pinson gold property to PMC, which has stopped work while they consider options for further exploration and development. PMC must spend US$30 million before April, 2009, if it is to increase its interest in the property from 30% to 70%. Atna will continue to monitor property activities.

Following the change of operatorship at Pinson, the Company has realigned its team to focus on growth opportunities by exploring its portfolio of properties and through the evaluation of properties and companies with potential to add value through mergers or acquisitions.

Drilling totaling 5000 to 6000 feet in five or six target areas is expected to begin on the Jarbidge property in August. Delays are possible because of the general shortage of equipment and personnel in Nevada resulting from the current high level of activity in the industry. Additional drilling is expected to be carried out by partners on other Company projects, including Beowawe and Clover in Nevada and Cachinal in Chile.

Subsequent Events

In addition to items disclosed elsewhere in these notes, the following occurred during the period subsequent to June 30, 2006:

(a) The Company issued 10,000 common shares for proceeds of $8,000 pursuant to the exercise of warrants.

(b) The Company granted stock options to an employee to acquire up to an aggregate of 25,000 common shares at an exercise price of $1.28 per share exercisable for three years.